Contact

www.linkedin.com/in/johnwu71
(LinkedIn)
www.gryphonconnect.com
(Company)

Top Skills

LTE
CDMA
Cellular Communications

Languages

English
Igpay Atinlay
Chinese

Patents

Method for protecting IoT devices
from intrusions by performing
statistical analysis
System and method for provisioning
a wireless device to only be able to
access network services within a
specific location
Method and apparatus for
configuring nodes in a wireless
network
Systems and methods for automatic
connection with a wireless network
Systems and methods for
registering a client device in a data
communication system

John Wu

CEO of GRYPHON | Mission oriented family first cybersecurity
platform made simple with AI
San Diego, California, United States

Summary

Powered by machine learning, we make it simple to help protect
your family & small business from internet dangers with a smart Wi-
Fi mesh system. The solution has been awarded 9 issued patents
and is currently protecting over 350K devices. Learn how to be an
investor at www.wefunder.com/gryphon

3,500+ 5 star ratings on Amazon:
https://www.amazon.com/gryphon

Best of CES 2019 · Best Router for Family Safety and Privacy:
https://techaeris.com/2019/01/14/best-of-ces-2019-rolling-
screens-8k-tvs-and-more/

Tom's Guide Ranked Best Security-Focused Mesh Router:
https://www.tomsguide.com/us/gryphon-secure-mesh-
router,review-6042.html

Ranked "The Best Parental Control Hardware Around" by Fatherly:
https://www.fatherly.com/gear/best-parental-control-hardware-
gryphon-smart-wifi-mesh-system/

Order your Gryphon Device:
https://gryphonconnect.com/

Experience

Gryphon Online Safety, Inc.
Co-Founder and CEO
August 2016 - Present (8 years 9 months)
San Diego, CA

Making it simple to protect our home and small business networks with an AI
powered smart mesh WiFi system.

Website: www.gryphonconnect.com/linkedin (save $10 use code LINKEDIN10 during checkout)

Facebook: gryphonsocial

Amazon: https://amazon.com/gryphon

Novatel Wireless, Inc
16 years 1 month

Vice President, Advanced Engineering and MiFi Labs
June 2014 - August 2016 (2 years 3 months)

Novatel Wireless is a leading provider of 3G/4G wireless IoT products and services that connect people with information. My responsibilities involve:

Hardware And Software Platforms

System Architecture

Product Development

Engineering Management Of Global Teams

Cloud Based IoT Services

P&L For MiFi Labs Engineering Services

MiFi Labs Sales and Marketing

Strategic Partnerships

Business Development

Successes Include:

MiFi 6620 Global Mobile Hotspot For Verizon Wireless

CES Award for Connected Devices

PC Magazine Editors Choice Award

SA2100 - IoT Platform For Telematics and Telemetry

MiFi OS Architecture For IoT and MiFi Product Lines

Liquid Image EGO - First LTE Wireless Sports Action Camera

MiHub - SMB Wireless Router

Vice President Global Software
August 2000 - June 2014 (13 years 11 months)
San Diego

Held various engineering leadership positions leading up to VP of Software Engineering

Grew team from three to over 120 engineers and from developing a single product to simultaneously developing multiple product lines with over $350 Million in revenue.

Responsible for all 3G/4G wireless software, firmware, and server applications development across both Mobile Computing and IoT business units

Lead a global organization of over 120 software professionals

Commercialized a series of successful 3G/4G products in IoT and Mobile Computing

Products include PC cards, embedded modules, USB modems, home routers, MobiLink communication software suite, and MiFi mobile hotspots

Holds multiple patents on the world's first MiFi intelligent mobile hotspot as well as other wireless technologies

Motorola, Inc
DSP Manager
1996 - 2000 (4 years)

Led a multinational team of DSP developers (India, China, Chicago) on software and algorithm development for wireless CDMA chipsets. Responsible for vocoders, power management, echo cancellation, adaptive noise suppression, AMPS signal processing, multimedia codecs, and real-time DSP OS. Chipset was successfully commercialized in the Motorola CDMA Startac and other handsets.

Education

University of Illinois at Urbana-Champaign
Bachelor of Science (BSc), Electrical Engineering

University of Illinois at Urbana-Champaign
Master of Science (MS), DSP and Image Processing